EXHIBIT 99.B.4.12

ING Life Insurance and Annuity Company

ENDORSEMENT

The Contract is hereby endorsed as follows:

Part III. PURCHASE PAYMENT, CURRENT VALUE, AND SURRENDER PROVISIONS of the Contract is endorsed to amend and restate the first two paragraphs of Section 3.14 Sum Payable at Death (Before Annuity Payments Start) by adding a minimum death benefit to the Contract as follows:

If the Contract Holder dies before an Annuity Option is elected, the Beneficiary is entitled to a death benefit.

If the Beneficiary requests either a lump-sum payment or an Annuity Option, the amount of the death benefit payable to the Beneficiary is determined as of the date when the notice of death is received in Good Order at the Company's Home Office and will be the greater of (a) or (b) below:

(a) The sum of all Purchase Payment(s) made, adjusted for amount(s) withdrawn or applied to an Annuity Payment Option; or

(b) The Current Value.

The amount payable above to the Beneficiary in (a) is initially equal to the first Purchase Payment. This amount is then adjusted upon each subsequent Purchase Payment, partial withdrawal, or any amount applied to an Annuity Payment Option. The adjustment for subsequent Purchase Payments made will be dollar for dollar. The adjustment for amounts withdrawn or applied to an Annuity Payment Option will be proportionate, reducing the sum of all Purchase Payments made in the same proportion that the Current Value was reduced on the date of the partial withdrawal or application to an Annuity Payment Option.

If the amount of the death benefit in (a) is greater than the Current Value in (b), the Company will deposit to the Contract the amount by which the death benefit exceeds the Current Value. This amount will be allocated to the money market fund made available through the Separate Account. The amount paid to the Beneficiary will equal the Current Value on the date the payment request is processed. The amount paid to the Beneficiary may be more or less than the amount of the death benefit determined in (a) when the notice of death was received.

If the Beneficiary does not request either a lump-sum payment or an Annuity Option within six months of the Contract Holder's death, the amount of the death benefit payable to the Beneficiary will be:

The Current Value on the date when the notice of death is received in Good Order at the Company's Home Office.

The amount paid to the Beneficiary will equal the Current Value on the date the payment request is processed. The amount paid to the Beneficiary may be more or less than the amount of the death benefit determined when the notice of death was received.

Unless otherwise restricted by the Contract Holder, the Beneficiary may choose to apply any portion of the death benefit to an Annuity Option (see 4.08), subject to any other terms and conditions of this Contract, or to receive a lump-sum payment.

Endorsed and made a part of this Contract on April 30, 2004 or the effective date of the Contract, whichever is later.

/s/ Keith Gubbay
President ING Life Insurance and Annuity Company

EIRAGMDB-04